PROSPECTUS Dated May 1, 1996                      Pricing Supplement No. 46 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-01655
Dated May 1, 1996                                      Dated November 12, 1996
                                                                Rule 424(b)(3)
                                  $10,000,000
                           Morgan Stanley Group Inc.

                          MEDIUM-TERM NOTES, SERIES C
                     EQUITY LINKED NOTES DUE MARCH 3, 2003

               The Equity Linked Notes due March 3, 2003 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley Group Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes -- Fixed Rate Notes" and " -- Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of $1,000 and will mature on March 3, 2003 (the "Maturity Date"). There will be no periodic payments of interest on the Notes. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

               At maturity, the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus an amount (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the Final Index Value (as defined herein) of the S&P 500 Composite Stock Price Index (the "S&P 500 Index"), as calculated by Standard & Poor's ("S&P"), a Division of the McGraw-Hill Companies, Inc., over the Initial Index Value (as defined herein), as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will be calculated on the Determination Date (as defined herein) and will equal the product of (i) the par amount of such Note, (ii) 1.2375 and (iii) a fraction, the numerator of which shall be the Final Index Value less the Initial Index Value and the denominator of which shall be the Initial Index Value. The Supplemental Redemption Amount cannot be less than zero. The Initial Index Value has been set to equal 732.70. The Final Index Value will equal the S&P 500 Index closing value on February 20, 2003 (the "Determination Date"), except in the case of certain Market Disruption Events (as defined herein).
If the Final Index Value is equal to or less than the Initial Index Value, the holder of each Note will be repaid the par amount of such Note, but will not receive any Supplemental Redemption Amount.

               For information as to the calculation of the Supplemental Redemption Amount, and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Index Value,"
"Determination Date" and "United States Federal Taxation" in this Pricing Supplement.

               The Company will cause the "Supplemental Redemption Amount" to be determined by Morgan Stanley & Co. Incorporated (the "Calculation Agent") for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 through PS-7 herein.

                                  ----------
                                  PRICE 100%
                                  ----------

                                        Agent's
                Price to Public      Commissions(1)      Proceeds to Company
                ---------------      --------------      -------------------

Per Note...          100%                .475%                 99.525%
Total......       $10,000,000           $47,500              $9,952,500


(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

                             MORGAN STANLEY & CO.
                                    Incorporated


Principal Amount..............   $10,000,000

Maturity Date.................   March 3, 2003

Interest Rate.................   0.00%

Specified Currency............   U.S. Dollars

Issue Price...................   100%

Settlement Date (Original
 Issue Date)..................   November 21, 1996

CUSIP.........................   61745EHX2

Book Entry Note or
 Certificated Note............   Book Entry

Senior Note or Subordinated
 Note.........................   Senior

Minimum Denominations.........   $1,000

Trustee.......................   The Chase Manhattan Bank

Maturity Redemption Amount....   At maturity (including as a result of
                                 acceleration or otherwise), the holder of each Note will receive the par amount of such Note ($1,000) ("Par") plus the Supplemental
                                 Redemption Amount, if any. References herein to "Notes" refer to each $1,000 principal amount of any Note.

Supplemental Redemption
Amount........................   The Supplemental Redemption Amount, payable
                                 with respect to each Note at maturity shall be calculated on the Determination Date and shall be an amount equal to the greater of
                                 (a) the product of (i) the par amount of such Note, (ii) 1.2375 and (iii) a fraction, the numerator of which shall be the Final Index
                                 Value less the Initial Index Value and the denominator of which shall be the Initial
                                 Index Value and (b) zero.  The Supplemental
                                 Redemption Amount is described by the
                                 following formula:

            Par x 1.2375 x (Final Index Value - Initial Index Value)
                           -----------------------------------------
                                       Initial Index Value

                                 The Company shall cause the Calculation Agent to provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Initial Index Value...........   The Initial Index Value is 732.70.

Final Index Value.............   The Final Index Value shall be the Index
                                 Closing Value (as defined below) on the
                                 Determination Date, as determined by the Calculation Agent.

Index Closing Value...........   The Index Closing Value, as of the
                                 Determination Date, will equal the closing value of the S&P 500 Index or any Successor
                                 Index (as defined below) at the regular
                                 official weekday close of trading on such Determination Date. See "Discontinuance of the S&P 500 Index; Alteration of Method of
                                 Calculation."

                                 References herein to the S&P 500 Index shall be deemed to include any Successor Index, unless the context requires otherwise.

Trading Day...................   A day on which trading is generally conducted
                                 (i) on the New York Stock Exchange ("NYSE"), the American Stock Exchange, Inc. ("AMEX") and the NASDAQ National Market ("NASDAQ
                                 NMS"), (ii) on the Chicago Mercantile
                                 Exchange and (iii) on the Chicago Board of Options Exchange, as determined by the Calculation Agent.

Determination Date............   The Determination Date shall be February 20,
                                 2003 or, if such date is not a Trading Day, the next succeeding Trading Day, unless there is a Market Disruption Event on any such Trading Day. If a Market Disruption Event occurs on any such Trading Day, the Determination Date shall be the immediately succeeding Trading Day during which no Market
                                 Disruption Event shall have occurred;
                                 provided that if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding February 20, 2003, then (i) such fifth succeeding Trading Day will be deemed to be the Determination Date, notwithstanding the occurrence of a Market
                                 Disruption Event on such day and (ii) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the S&P 500 Index on such fifth Trading Day in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Trading Day of each security most recently comprising the S&P 500
                                 Index.


Market Disruption Event.......   "Market Disruption Event"  means, with
                                 respect to the S&P 500 Index:

                                    (i)a suspension, absence or material
                                    limitation of trading of 100 or more of
                                    the securities included in the S&P 500
                                    Index on the primary market for such
                                    securities for more than two hours of
                                    trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the S&P 500 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii)a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and
                                 Exchange Commission of similar scope as
                                 determined by the Calculation Agent) on
                                 trading during significant market
                                 fluctuations shall constitute a Market
                                 Disruption Event, (4) a suspension of
                                 trading in a futures or options contract on the S&P 500 Index by the primary securities market related to such contract by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the S&P 500 Index and (5) a "suspension, absence or material limitation of trading" on the primary market on which futures or options contracts related to the S&P 500 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent.............   Morgan Stanley & Co.  Incorporated ("MS &
                                 Co.")

                                 All determinations made by the Calculation
                                 Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below and "Market Disruption Event" above.
                                 MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional security, including the following.

                                 If the Final Index Value of the S&P 500 Index does not exceed the Initial Index Value, the holders of the Notes will receive only the par amount of each Note at maturity. Because the Final Index Value will be based upon the closing value of the S&P 500 Index on a specified day (the Determination Date), a significant increase in the S&P 500 Index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the S&P 500 Index on or prior to the Determination Date.

                                 There will be no periodic payments of
                                 interest on the Notes as there would be on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Original Issue Date. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on such a conventional fixed-rate debt security.

                                 The return of only the par amount of a Note at maturity may not compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money. The percentage appreciation of the S&P 500 Index based on the Final Index Value over the Initial Index Value does not reflect the payment of dividends on the stocks underlying the S&P 500 Index. Therefore, the yield to maturity based on the Final Index Value relative to the Initial Index Value will not be the same yield as would be produced if such underlying stocks were purchased and held for a similar period.

                                 The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the S&P 500 Index, dividend rates on the stocks underlying the S&P 500 Index, the time remaining to the Determination Date and to the maturity of the Notes and market interest rates. In addition, the Final Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the appreciation or depreciation of the S&P 500 Index from the Initial Index Value through the Determination Date. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the S&P 500 Index or the Final Index Value, if determined, is below, equal to or not sufficiently above the Initial Index Value.

                                 The historical S&P 500 Index values should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Notes. While the trading prices of the stocks underlying the S&P 500 Index will determine the value of the S&P 500 Index, it is impossible to predict whether the value of the S&P 500 Index will rise or fall. Trading prices of the stocks underlying the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of S&P concerning additions, deletions and substitutions of the stocks underlying the S&P 500 Index and the manner in which S&P takes account of certain changes affecting such underlying stocks may affect the value of the S&P 500 Index. The policies of S&P with respect to the calculation of the S&P 500 Index could also affect the value of the S&P 500 Index. S&P may discontinue or suspend calculation or dissemination of the S&P 500 Index. Any such actions could affect the value of the Notes. See "S&P 500 Index" and "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below.


                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the S&P 500 Index; Alteration of Method of Calculation" below and "Market Disruption Event" above.
                                 MS & Co., as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Final Index Value that the Calculation Agent may be required to make prior to its dissemination. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

S&P 500 Index.................   The S&P 500 Index is published by S&P and is
                                 intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value
                                 (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
                                 The "Market Value" of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

                                 The S&P 500 Index is calculated using a
                                 base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period").

                                 An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

                                 The actual total Market Value of the
                                 Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance").

                                 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

                                 To prevent the value of the Index from
                                 changing due to corporate actions, all
                                 corporate actions which affect the total
                                 Market Value of the Index require an Index
                                 Divisor adjustment.  By adjusting the Index
                                 Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

                                 The table below summarizes the types of S&P
                                 500 Index maintenance adjustments and
                                 indicates whether or not an Index Divisor adjustment is required.

                                                              Divisor
      Type of                                               Adjustment
  Corporate Action             Adjustment Factor             Required
  ----------------             -----------------            ----------

Stock split                    Shares Outstanding               No
  (i.e. 2x1)                   multiplied by 2;
                               Stock Price divided by
                               2

Share issuance                 Shares Outstanding              Yes
  (i.e. Change > 5%)           plus newly issued
                               Shares

Share repurchase               Shares Outstanding              Yes
  (i.e. Change > 5%)           minus Repurchased
                               Shares

Special cash dividends         Share Price minus               Yes
                               Special Dividend

Company change                 Add new company                 Yes
                               Market Value minus
                               old company Market
                               Value

Rights offering                Price of parent                 Yes
                               company minus
                                   Price of Rights
                                   Right Ratio

Spinoffs                       Price of parent                 Yes
                               company minus
                                   Price of Spinoff Co.
                                   Share Exchange
                                   Ratio


                                 Stock splits and stock dividends do not
                                 affect the Index Divisor of the S&P 500
                                 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

                                 Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:


                Post-Event Aggregate Market Value = Pre-Event Index Value
                ---------------------------------
                            New Divisor

                New Divisor =  Post-Event Aggregate Market Value
                               ---------------------------------
                                     Pre-Event Index Value

                                 A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.



Hypothetical Supplemental
Redemption Amount.............   The following table illustrates, for a range
                                 of hypothetical Final Index Values, the
                                 Supplemental Redemption Amount for each
                                 $1,000 par amount of Notes.

          Hypothetical                    Hypothetical
             Final                   Supplemental Redemption
          Index Value                        Amount
          ------------               -----------------------

             550.00                           $  0
             600.00                           $  0
             650.00                           $  0
             700.00                           $  0
             732.70                           $  0
             750.00                          $ 29.22
             800.00                          $113.67
             850.00                          $198.11
             900.00                          $282.56


                                 The above figures are for purposes of
                                 illustration only.  The actual Supplemental
                                 Redemption Amount, if any, will depend
                                 entirely on the actual Final Index Value.
                                 See "Final Index Value" and "Supplemental
                                 Redemption Amount" above.

Discontinuance of the S&P 500
Alteration of Method of
Calculation Index;............   If S&P discontinues publication of the S&P
                                 500 Index and S&P or another entity
                                 publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500 Index (such index being referred to herein as a "Successor
                                 Index"), then the Index Closing Value
                                 shall be determined by reference to the
                                 value of such Successor Index at the close of trading on the NYSE, the AMEX, NASDAQ
                                 NMS or the relevant exchange or market for the Successor Index on the Determination
                                 Date.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent shall cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If S&P discontinues publication of the S&P
                                 500 Index prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Determination Date, the Calculation Agent shall determine the Index Closing Value that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Index Closing Value shall be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the S&P 500 Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the Notes.

                                 If at any time the method of calculating
                                 the S&P 500 Index or a Successor Index, or
                                 the value thereof, is changed in a
                                 material respect, or if the S&P 500 Index
                                 or a Successor Index is in any other way
                                 modified so that such index does not, in
                                 the opinion of the Calculation Agent,
                                 fairly represent the value of the S&P 500
                                 Index or such Successor Index had such
                                 changes or modifications not been made,
                                 then, from and after such time, the
                                 Calculation Agent shall, at the close of
                                 business in New York City on the
                                 Determination Date, make such calculations
                                 and adjustments as, in the good faith
                                 judgment of the Calculation Agent, may be
                                 necessary in order to arrive at a value of
                                 a stock index comparable to the S&P 500
                                 Index or such Successor Index, as the case
                                 may be, as if such changes or
                                 modifications had not been made, and
                                 calculate the Supplemental Redemption
                                 Amount with reference to the S&P 500 Index
                                 or such Successor Index, as adjusted.
                                 Accordingly, if the method of calculating
                                 the S&P 500 Index or a Successor Index is
                                 modified so that the value of such index
                                 is a fraction of what it would have been
                                 if it had not been modified (e.g., due to
                                 a split in the index), then the
                                 Calculation Agent shall adjust such index
                                 in order to arrive at a value of the S&P
                                 500 Index or such Successor Index as if it
                                 had not been modified (e.g., as if such
                                 split had not occurred).
Alternative Determination Date
in case of an Event of Default   In case an Event of Default with respect to
                                 any Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the par amount plus the Supplemental Redemption Amount, if any, determined as though the Determination Date was the date of acceleration.

Public Information............   All disclosure contained in this Pricing
                                 Supplement regarding the S&P 500 Index,
                                 including, without limitation, its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by S&P.
                                 Neither the Company nor the Agent take any responsibility for the accuracy or completeness of such information.

Historical Information........   The following table sets forth the high and
                                 low daily closing values, as well as
                                 end-of-quarter closing values, of the S&P 500
                                 Index for each quarter in the period from January 1, 1991 through November 12, 1996.
                                 The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the S&P 500 Index will increase sufficiently to cause the holders of the Notes to receive any Supplemental Redemption
                                 Amount.

                            Daily Index Closing Values
                                                                      Period
                                     High             Low              End
                                     ----             ---             ------
1991
            1st Quarter             376.72           311.49           375.22
            2nd Quarter             390.45           368.57           371.16
            3rd Quarter             396.64           373.33           387.86
            4th Quarter             417.09           375.22           417.09

1992
            1st Quarter             420.77           403.00           403.69
            2nd Quarter             418.49           394.50           408.14
            3rd Quarter             425.27           409.16           417.80
            4th Quarter             441.28           402.66           435.71

1993
            1st Quarter             456.34           429.05           451.67
            2nd Quarter             453.85           433.54           450.53
            3rd Quarter             463.56           441.43           458.93
            4th Quarter             470.94           457.48           466.45

1994
            1st Quarter             482.00           445.55           445.76
            2nd Quarter             462.37           438.92           444.27
            3rd Quarter             476.07           446.13           462.71
            4th Quarter             473.77           445.45           459.27

1995
            1st Quarter             503.90           459.11           500.71
            2nd Quarter             551.07           501.85           544.75
            3rd Quarter             586.77           547.09           584.41
            4th Quarter             621.69           576.72           615.93

1996
            1st Quarter             661.45           598.48           645.50
            2st Quarter             678.51           631.18           670.63
            3rd Quarter             687.31           626.65           687.31
            4th Quarter (through
            November 12, 1996)      731.87           689.08           729.56


Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be
                                 used for general corporate purposes and, in
                                 part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Notes,
                                 including hedging market risks associated
                                 with the Supplemental Redemption Amount. On
                                 the date of this Pricing Supplement, the
                                 Company, through its subsidiaries and others,
                                 hedged its anticipated exposure in connection
                                 with the Notes by the purchase and sale of
                                 exchange traded and over the counter options
                                 on the S&P 500 Index or individual stocks
                                 included in the S&P 500 Index, futures
                                 contracts on the S&P 500 Index and options on
                                 such futures contracts.   Although the
                                 Company has no reason to believe that its hedging activity had a material impact on the price of such options, stocks, futures contracts, and options on futures contracts, there can be no assurance that the Company will not affect such prices as a result of its future hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling these instruments and any other instruments that it may wish to use in connection with such hedging. See also "Use of Proceeds" in the accompanying Prospectus.

License Agreement.............   S&P and MS & Co. have entered into a non-
                                 exclusive license agreement providing for the license to MS & Co., and any of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500 Index, which is owned and published by S&P, in connection with certain securities, including the Notes.

                                 The license agreement between S&P and MS &
                                 Co. provides that the following language must be set forth in this Pricing Supplement:

                                 The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the Company or the Notes. S&P has no obligation to take the needs of the Company or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

                                 S&P DOES NOT GUARANTEE THE ACCURACY AND/OR
                                 THE COMPLETENESS OF THE S&P 500 INDEX OR
                                 ANY DATA INCLUDED THEREIN.  S&P MAKES NO
                                 WARRANTY, EXPRESS OR IMPLIED, AS TO
                                 RESULTS TO BE OBTAINED BY THE COMPANY,
                                 HOLDERS OF THE NOTES, OR ANY OTHER PERSON
                                 OR ENTITY FROM THE USE OF THE S&P INDEX OR
                                 ANY DATA INCLUDED THEREIN IN CONNECTION
                                 WITH THE RIGHTS LICENSED UNDER THE LICENSE
                                 AGREEMENT DESCRIBED HEREIN OR FOR ANY
                                 OTHER USE.  S&P MAKES NO EXPRESS OR
                                 IMPLIED WARRANTIES, AND HEREBY EXPRESSLY
                                 DISCLAIMS ALL WARRANTIES OF
                                 MERCHANTABILITY OR FITNESS FOR A
                                 PARTICULAR PURPOSE OR USE WITH RESPECT TO
                                 THE S&P 500 INDEX OR ANY DATA INCLUDED
                                 THEREIN.  WITHOUT LIMITING ANY OF THE
                                 FOREGOING, IN NO EVENT SHALL S&P HAVE ANY
                                 LIABILITY FOR ANY SPECIAL, PUNITIVE,
                                 INDIRECT OR CONSEQUENTIAL DAMAGES
                                 (INCLUDING LOST PROFITS), EVEN IF NOTIFIED
                                 OF THE POSSIBILITY OF SUCH DAMAGES.

                                 "Standard & Poor's[Registered]",
                                 "S&P[Registered]", "S&P 500[Registered]",
                                 "Standard & Poor's 500," and "500" are
                                 trademarks of McGraw-Hill, Inc. and have been licensed for use by MS & Co.

United States Federal Taxation   The following discussion is based on the
                                 opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal
                                 Taxation" section in the accompanying
                                 Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained in the Prospectus Supplement are equally applicable to the summary below.

                                 For U.S. federal income tax purposes, the Notes will be treated as debt obligations subject to final Treasury Regulations published on June 14, 1996, relating to contingent debt obligations (the "Regulations").

                                 All prospective purchasers are urged to
                                 consult their tax advisors regarding the consequences of holding the Notes in their particular circumstances. This general discussion addresses only initial United States Holders who purchase the Notes at the "issue price," that is, the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money and does not purport to address prospective purchasers in special tax situations, such as persons other than United States Holders, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or foreign currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle," conversion transaction, or other intergrated transaction, or United States Holders whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Other prospective purchasers, including purchasers of Notes in the secondary market, if any, should also consult their tax advisors regarding special rules applicable to them; in particular, the Regulations generally replace or modify, among others, the rules on market discount, acquisition premium, and amortizable bond premium described in the accompanying Prospectus Supplement.

                                 Under the Regulations, for each accrual
                                 period, the amount of interest that accrues on a Note for federal income tax purposes equals the product of (i) the "Adjusted Issue Price" (as of the beginning of the accrual period) and (ii) the "Comparable Yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includible in income by a United States Holder for each day in the accrual period on which the United States Holder holds the Note, and the amounts treated as interest under the Regulations are treated as original issue discount for all purposes of the Code. For these purposes, the Adjusted Issue Price is the issue price of the Note, increased by any interest previously accrued on the Note. The Company has determined that the Comparable Yield is an annual rate of 6.36%, compounded semi-annually. Under the Regulations, the Company is required, solely for tax purposes, to provide a schedule of the projected amounts of payments on a Note (the "Schedule"). Based on the Company's determination of the Comparable Yield, the Schedule for a Note (assuming a par amount of $1,000 or with respect to each integral multiple thereof) consists of a projected amount due at maturity, equal to $1,481.90 (the "Projected Amount"). For U.S. federal income tax purposes, a United States Holder is required to use the Comparable Yield and the Schedule in determining its interest accruals and adjustments in respect of the Note, unless such United States Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service.

                                 THE COMPARABLE YIELD, THE SCHEDULE AND THE
                                 PROJECTED AMOUNT ARE NOT PROVIDED FOR ANY
                                 PURPOSE OTHER THAN THE DETERMINATION OF
                                 UNITED STATES HOLDERS' INTEREST ACCRUALS AND
                                 ADJUSTMENTS IN RESPECT OF THE NOTES, AND THE
                                 COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF THE PAYMENT AT MATURITY.

                                 At maturity, if the amount received is more than the Projected Amount, the difference will produce a "Net Positive Adjustment" under the Regulations, which will be treated as additional interest for the taxable year. If the amount received is less than the Projected Amount, the difference will produce a "Net Negative Adjustment" under the Regulations, which will be treated as a reduction of interest, for the taxable year, that the United States Holder would otherwise have accounted for on the Note. If the Net Negative Adjustment exceeds such interest, the excess will be treated as ordinary loss. The Regulations provide that a Net Negative Adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code.

                                 Upon the sale or exchange of a Note, the United States Holder will recognize gain or loss equal to the difference between the United States Holder's "Adjusted Basis" and the amount realized. The Adjusted Basis will be the United States Holder's original basis in the Note, increased by the interest previously accrued by the United States Holder on the Note. Any gain upon sale or exchange of a Note will be additional interest income; any loss will be ordinary loss to the extent of the interest previously included as income by the United States Holder on the Note, and thereafter, capital loss.

                                 The distinction between capital loss and ordinary loss is potentially significant in several respects. For example, limitations apply to a United States Holder's ability to offset capital losses against ordinary income.

                                 See also "United States Federal Taxation"
                                 section in the accompanying Prospectus
                                 Supplement.